Exhibit 99.2
NetApp Stock Option Exchange Frequently Asked Questions
These Frequently Asked Questions (“FAQs”) were prepared to address common questions you may have about our upcoming stock option exchange (the “option exchange”). The option exchange has not yet begun. These FAQs are for informational purposes only and are not an offer to exchange or a solicitation of an offer to exchange any options. Additional information about the option exchange will be provided at the time the option exchange program begins. The information in these FAQs is provided as of May 11, 2009 and is subject to written materials explaining the terms and timing of the offer, which will be provided when the option exchange begins.
GENERAL INFORMATION
1. What is the option exchange?
A. The option exchange is a voluntary, one-time opportunity for eligible employees to surrender certain stock option grants which have an exercise price higher than or equal to $22.00 per share and were granted before June 20, 2008, in exchange for a new grant of restricted stock units (“RSUs”) with a new vesting schedule.
2. Why are we offering the option exchange to our employees?
A. At NetApp, stock options constitute a key component of our incentive and retention programs, encouraging employees to act like owners of the business, motivating them to work toward NetApp’s success, and rewarding their contributions by allowing them to benefit from increases in the value of NetApp stock.
However, due to the significant decline in the price of NetApp stock over the past couple of years, most employees now hold options that have an exercise price higher than the current market price of our common stock (commonly referred to as being “underwater”). As a result, our equity incentive program does not provide the retention or incentive value it is intended to provide. By making this offer, we intend to provide eligible employees with the opportunity to receive RSUs, which unlike underwater options, provide some value to employees even if our stock price remains depressed.
We believe that this offer will benefit our employees by giving them equity that will always have value at vesting equal to our stock price and will enable them to participate in the success of NetApp. We benefit by retaining our most valuable asset, our dedicated employees, and aligning the interests of our employees and stockholders to maximize stockholder value.
3. When will the option exchange take place?
A. NetApp intends to begin the option exchange as soon as practicable, and currently is targeting to begin the exchange in mid-to-late May. Eligible employees will receive additional information about the option exchange and how to make an election at the time the option exchange commences. However, we retain the authority to decide not to implement the option exchange or to amend the dates of the program.
4. How will I know when the option exchange begins?
A. We will send an email to all employees to announce when the option exchange begins. In addition, on the first day of the option exchange, all eligible employees will receive a separate email that contains a link to the option exchange website and their individual passwords.
5. How long will I have to make an election once the option exchange begins?
A. Eligible employees will be given 20 U.S. business days to make an election to exchange their eligible stock options, unless we decide to extend the option exchange. Given the strict rules promulgated by the U.S. Securities and Exchange Commission (“SEC”), the option exchange will be available for only the specified period of time, and the expiration date and time will be specified when the option exchange begins. Upon the expiration of the option exchange, we cannot accept any further elections and cannot make any exceptions. Effective immediately upon the expiration of the exchange offer, surrendered options will be cancelled and new RSUs will be granted in exchange.
6. What is a stock option?
A. A stock option is a right to buy a share of stock at a set price (also known as the exercise price) for a specific period of time. The right to buy a share may continue into the future, but the exercise price is fixed when the stock option is granted.
7. What is an “outstanding” stock option?
A. Outstanding stock options are options that have not been exercised and have not terminated. Only outstanding options that satisfy the offer requirements will be eligible for the exchange.
8. What is an award of restricted stock units (RSUs)?
A. An award of restricted stock units (RSUs) is a right to receive shares of NetApp stock without additional payment, which vests over a period of time. In other words, RSUs do not have an exercise price. Because of this, RSUs always provide value to the employee when they vest equal to our stock price, since the employee receives shares of NetApp stock upon vesting. The right to receive the shares of stock under an RSU grant is subject to vesting, and is contingent on continued employment with NetApp for a specified period of time. Upon vesting, the RSUs are settled in shares of NetApp stock at a 1:1 ratio, subject to applicable tax withholding.
9. Will this option exchange impact NetApp’s equity program?
A. We anticipate that we will continue to have an annual equity grant program. However, all equity programs are reviewed annually and may be modified at the discretion of NetApp’s Board of Directors.
INFORMATION ABOUT THE OPTION EXCHANGE
10. Who will be eligible to participate in the option exchange? Who are the “eligible employees”?
A. The option exchange will be open to all employees in our U.S. locations and certain overseas locations who:
•	are employed by NetApp (or our subsidiaries) throughout the period of the option exchange in the countries where we offer the option exchange; and

•	hold eligible options (which are described in question #13 below).
Employees meeting these criteria are referred to as “eligible employees.”
The option exchange will not be open to NetApp’s executive officers (Dan Warmenhoven, Tom Georgens, Steve Gomo, Rob Salmon and Tom Mendoza) or to members of NetApp’s Board of Directors.
11 . Why are you excluding employees in certain foreign countries from the option exchange? What are you doing for those employees instead?
A. Although we intend to offer the option exchange to as many employees as possible, we may exclude employees in certain non-U.S. jurisdictions if doing so would diminish or otherwise not allow us to achieve the purpose of implementing the option exchange, including limitations imposed by local law or other considerations that would make their participation infeasible or impractical. For instance, negative tax consequences as the result of participating in the option exchange in a particular jurisdiction could be so costly that it would provide little or no benefit to the employee making participation impractical. We intend to provide an alternative form of retention to the non-U.S. employees who would otherwise be eligible to participate in the option exchange but are excluded on this basis. If you are among this group of employees, more information about the alternative retention program will be communicated to you separately after the option exchange begins.
12. When will I find out whether my country is included in the option exchange or not?
A. We are currently finalizing our evaluation of the foreign tax and legal requirements, and obtaining the required governmental filings and rulings where necessary, in order to make the final determination of which countries will be included in the option exchange. We will provide you with more information about the countries where we will be making the option exchange available when we begin the option exchange.
13. Which options will be eligible to be exchanged under the option exchange? What are the “eligible options”?
A. To be eligible for the option exchange, a stock option grant must meet all of the following criteria:
•	have an exercise price equal to or greater than $22.00

•	have been granted prior June 20, 2008
Outstanding stock options with exercise prices lower than $22.00, or which were granted after June 20, 2008, or which are not held by eligible employees, will not be eligible to participate in the option exchange.
14. How do I find out how many eligible options I have and what their exercise prices are?
A. You can review your individual stock option information, including all of your stock option grants to date and the status of each stock option, online in your Smith Barney Benefit Access account at www.benefitaccess.com.
To access your Benefit Access account:
•	Go to Benefit Access at www.benefitaccess.com

•	Enter your Benefit Access user name and password

•	On the “Accounts Summary” tab, under the “Stock Plans” section, move your mouse over the “Stock Option Plan” link. A hover window will open, reflecting your exercisable grants, value, etc. Within the hover window, click the “My Grants” link
If you do not know your Benefit Access user name or password, please see the FAQ for more information, or call Benefit Access Customer Service in the time zone nearest to you at:
•	US – 800-303-3508 or 212-615-7856

•	Australia – 61 2 8225 0735

•	Spain – 34 933165661
Or, you can contact Stock Administration at stockadmin@netapp.com.
15. If I participate in the option exchange, how many new RSUs would I receive in exchange for my old stock option grant?
A. Eligible options may be surrendered in exchange for a lesser number of RSUs, based on predetermined exchange ratios. The number of RSUs you receive will depend on the exercise price of your surrendered options, as follows:

If the Exercise Price of	The Exchange Ratio of
an Eligible Option is:	Options to RSUs* is:
$22.00 - $27.30	5-for-1
$27.31 - $32.49	6-for-1
$32.50 - $37.99	7-for-1
$38.00 - $46.99	10-for-1
Equal to or greater than $47.00	25-for-1

*	- represents number of options surrendered to receive one (1) RSU
The total number of RSUs you will receive in exchange for a surrendered option grant will be determined by dividing the number of outstanding options under each option grant by the applicable exchange ratio. The exchange ratio will be applied to the total number of outstanding options in each grant, on a grant-by-grant basis. If this calculation results in a fractional number, then the number of RSUs to be issued will be rounded down to the nearest whole share (for example, if upon exchange you would received 450.9 RSUs, then your new grant will be 450 RSUs). For an example of how the exchange ratios will work, please see question # 23 below.
16. If I choose to participate in the option exchange, do I have to exchange all of my eligible stock option grants? What do you mean by “grant-by-grant basis”?
A. No, this option exchange is being offered on a “grant-by-grant basis.” Grant-by-grant basis means that we will look at each option grant individually, in its entirety. In other words, if you have multiple option grants, you may pick and choose which option grants you would like to exchange one-by-one, but if you decide to exchange a particular grant, you must exchange all of the options under that grant. An individual grant cannot be divided, and all of the options under that grant will be treated on an identical basis based on the current terms of that grant (such as exercise price and vesting status). For example, if you have a grant of 1,000 options and you elect to exchange that grant, you must exchange all 1,000 options. You cannot choose to exchange a portion of the grant, such as only 500 of the 1,000 options under the grant.
17. How did NetApp decide on these exchange ratios?
A. We first grouped eligible options with similar exercise prices, and then determined the weighted average value of the outstanding options within that range of exercise prices using the binomial options pricing model. The binomial options pricing model is a commonly used method for calculating the value of an option and takes into account many variables, such as the price and volatility of our stock and the expected term of an option grant. Based on those option values, we then determined an exchange ratio for the new RSUs which would deliver approximately the same value as the value of the surrendered option.
18. Why is the exchange ratio so high for the stock options with exercise prices at $47.00 and above?
A. Although the 25-to-1 exchange ratio might seem high, this actually represents an exchange ratio that is favorable to our employees. Options with an exercise price of $47.00 or above currently have no intrinsic value. However, the new RSUs to be issued in exchange for these options will always have value at vesting equal to our stock price, so we are able to give employees with options at these exercise prices something of value in exchange for options with little value.
19. What are the vesting terms for the new RSUs?
A. New RSU’s will have a new vesting schedule based on the vesting status and the exercise price of the surrendered options, as follows:

•	If the surrendered stock option grant is entirely unvested or only partially vested (as of the date the option exchange closes), then the entire grant will be treated as being unvested. For these surrendered options, the new RSUs will vest annually over 4 years in equal installments, beginning on the date of grant (which is the date that the option exchange expires).

•	If the entire surrendered stock option grant is fully vested (as of the date the option exchange closes), then:
o	If the exercise price of the surrendered option is between $22.00 and $37.99 per share, the new RSUs will vest annually over 2 years in equal installments beginning on the date of grant.

o	If the exercise price of the surrendered option is $38.00 per share or higher, the new RSUs will vest annually over 3 years in equal installments beginning on the date of grant.
The new vesting schedules can be summarized in the following table:

Unvested or Partially
Exercise Price	Vested Option Grant	Fully Vested Option Grant
$22.00 - $27.30	4 Years (1/4 on each anniversary of grant date)	2 Years (1/2 on each anniversary of grant date)
$27.31 - $32.49	4 Years (1/4 on each anniversary of grant date)	2 Years (1/2 on each anniversary of grant date)
$32.50 - $37.99	4 Years (1/4 on each anniversary of grant date)	2 Years (1/2 on each anniversary of grant date)
$38.00 - $46.99	4 Years (1/4 on each anniversary of grant date)	3 Years (1/3 on each anniversary of grant date)
Equal to or greater than $47.00	4 Years (1/4 on each anniversary of grant date)	3 Years (1/3 on each anniversary of grant date)
RSUs granted in the option exchange will vest as described above so long as you continue to be employed by NetApp through each vesting date.
The vesting of the new RSU is determined on a grant-by-grant basis. Therefore, if you have a grant which is partially vested and partially unvested, then the entire grant will be treated as being unvested, and all of the new RSUs issued upon exchange of that option grant will have a 4 year vesting schedule beginning on the date of grant. For example, if you have an option grant with a 4 year vesting schedule, and you have vested through 46 of the 48 months, the entire grant will be treated as unvested. The vesting status of your option grant will be determined on the date the option exchange expires. Therefore, if your option will become fully vested during the period that the option exchange is available, your option will be treated as being fully vested. Similarly, if your option will become fully vested the day after the option exchange expires, then the entire grant will be treated as unvested.
20. My eligible stock options are already fully vested. Will my new RSUs also be fully vested?
A. No. All stock options exchanged for RSUs will be subject to a new vesting schedule as described above. No RSUs will be vested immediately after the exchange.

21. What is the minimum number of new RSUs NetApp will grant under the option exchange?
A. If, upon exchange of your option grant, you will receive less than 40 RSUs, NetApp will pay you cash rather than grant the RSUs. In order to receive the cash, you must first elect to exchange the option grant on the exchange web site. If the surrendered options would have resulted in a grant of less than 40 RSUs, you can elect to receive cash or withdraw your election and not retain your original option grant. The right to receive cash is determined on a grant-by-grant basis. For multiple option grants, we will not aggregate the number of new RSUs to be received. The cash payment will be equal to the number of RSUs you would have received, multiplied by the closing market price of NetApp’s stock on the business day immediately before the expiration of the option exchange. The cash payment, less applicable withholdings, will be made as soon as practicable after the expiration of the option exchange.
22. Can I elect to receive cash in exchange for my options instead of RSUs?
A. No, you cannot choose to receive cash in exchange for options. Cash will only be paid if you elect to exchange the option and the surrendered option grant results in less than 40 RSUs.
23. Can you provide me with examples of how the exchange ratios will work?
A. Using the information in the questions above, following are some examples of how option grants with different characteristics would be exchanged for RSUs or a cash payout.

								New
	Grant	Options	Vested	Unvested	Exercise	Exchange	New	Vest
	Date	Outstanding	Options	Options	Price	Ratio	RSUs*	Term
Grant #1(partially vested)	Jan 16, 2007	1,000	562	438	$39.83	10-for-1	100	4 Years
Grant #2 (fully vested)	Jan 3, 2005	1,000	1,000	0	$32.70	7-for-1	142	2 Years
Grant #3 (fully vested)	Dec 1, 2000	1,000	1,000	0	$53.938	25-for-1	40	3 Years
Grant #4 (cash for <40 RSUS)	Mar 1, 2000	2,000	750	0	$95.032	25-for-1	$540.00 **	N/A

*	-	New RSUs = Options Outstanding ÷ Exchange Ratio (rounded down to nearest whole RSU)

**	-	If exchange of options would have resulted in fewer than 40 RSUs, a cash payout is substituted for the grant of RSUs. Cash payout = calculated RSUs x closing stock price of NetApp stock on the day prior to the close of exchange offer. For this example, assuming the closing stock price of NetApp stock on the day prior to the close of exchange offer is $18, the cash payout would be: 30 x $18 = $540, less applicable tax withholding.
24. If I elect to participate, when will my surrendered options be canceled and when will I receive my new RSU grant?
A. Your exchanged options will be canceled automatically upon the expiration of the option exchange, on the same day as the option exchange expires. Once an option grant is canceled, the option grant is no longer outstanding and you will no longer have any rights under that option grant.

The RSU grant date will be the same day the option exchange expires. You will receive your new RSU agreement as soon as practicable after the expiration of the option exchange (approximately two to three weeks).
25. If I’ve already made an election, can I change my mind?
A. You may change your previously submitted election at any time before the option exchange expires. You may change your previously submitted elections as many times as you would like before the expiration of the option exchange. That said, the election in place at the expiration of the offer will be deemed your final election.
26. Can I exchange shares of NetApp stock that I acquired from an exercise of my NetApp stock options?
A. No. This offer only applies to outstanding stock options that are eligible under the option exchange. You are not able to exchange shares of NetApp stock that you already own, regardless of how you acquired them.
27. Can I exchange the shares of NetApp stock which I purchased under the ESPP?
A. No. This offer only applies to outstanding stock options that are eligible under the option exchange. You are not able to exchange shares of NetApp stock that you already own, regardless of how you acquired them.
28. Am I required to participate in the option exchange? What happens if I elect not to participate?
A. Participation in the option exchange is completely voluntary. If you elect not to participate, your option grants will remain outstanding and in effect in accordance with their existing terms. Similarly, if you elect to exchange only some, but not all, of your eligible option grants, the grants which you do not elect to exchange will remain outstanding and in effect in accordance with their existing terms.
29. Does NetApp recommend that employees participate in the option exchange?
A. We cannot and are not making any recommendation as to whether you should participate in the option exchange. We understand that the decision of whether or not to exchange your eligible options in this offer may be a challenging one for many employees. If you participate, there are no guarantees that ultimately you will receive greater value from the new RSUs than you would if you had retained your original option grants. As a result, you must make your own decision as to whether or not to participate in this option exchange. For questions regarding personal tax implications or other investment- or tax-related questions, you should talk to your personal legal counsel, accountant, and/or financial advisor.
30. I’m going to be on an extended leave (or vacation) during the next few months, and won’t have access to my email during that time. How will I know when the option exchange begins, and how will I be able to make my election if I want to participate?
A. If you are going to be on extended leave, or won’t otherwise have any access to your email during the months of May and June, please notify your HR business partner, or send an email to xdl-optexch-questions. Once we verify you are eligible to participate, we will send paper copies of the option exchange materials to you (once they become available) in order to permit you to make your election.
31. I will be traveling extensively for NetApp business during that time. If I miss the deadline can you make exceptions?
A. No, due to strict SEC regulations, we cannot make any exceptions to the timing of the option exchange. Once it closes, no further elections will be accepted.

32. What if I elect to participate but leave NetApp before the option exchange expires?
A. If you elect to participate in the option exchange but your employment ends for any reason (including voluntary resignation, retirement, involuntary termination, layoff, death or disability) before the option exchange expires, your option exchange election will be canceled and you will not receive a new RSU grant. If this occurs, no changes will be made to the terms of your current stock options and those options would be treated as if you had declined to participate in the option exchange.
33. What if I elect to participate and leave NetApp after the new RSUs are granted?
A. If you elect to participate in the option exchange and your employment ends for any reason after you receive a new RSU grant, terms and conditions of the new RSU will apply to your termination. Generally, if you terminate employment before the RSU shares have vested, the unvested shares will be forfeited.
34. Are there tax consequences if I elect to participate in the option exchange?
A. The documents which will be provided to you at the beginning of the option exchange will contain a summary of the material income tax consequences of the option exchange for each of the countries where we make the option exchange available. However, those summaries do not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor are they intended to be applicable in all respect to all categories of eligible option holders. We are not qualified tax advisors and are not qualified to advise you as to your individual tax consequences, if any. We strongly recommend that you consult with your personal tax, financial or legal advisor when deciding whether or not you should elect to exchange your eligible options.
35. Where can I find additional information about the option exchange?
A. If you would like additional information about the option exchange, you can access:
•	http://finance-web.corp.netapp.com/stock/stock-option-exchange_09.html

•	our proxy statement that was filed with the SEC on March 23, 2009. A copy of the proxy can be accessed at http://investors.netapp.com/sec.cfm or www.sec.gov

•	the option exchange documents (the Tender Offer Statement on Schedule TO), and other related materials, when those materials become available at the time the option exchange begins. Copies of these documents can also be accessed at www.sec.gov, or at the option exchange website when it becomes available at the beginning of the option exchange.
36. If I have further questions, who can I ask?
A. If you have any additional questions about the option exchange, please send an email to xdl-optexch-questions.
The option exchange described in these FAQs has not yet commenced. At the time the option exchange begins, we will provide option holders who are eligible to participate in the option exchange with written materials explaining the precise terms and timing of the option exchange. We will also file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the option exchange. Persons who may be eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about option exchange. More information about the proposal can be found in the definitive proxy proposal, filed with the SEC, and is available on the NetApp website at http://investors.netapp.com/sec.cfm or on the SEC’s website at www.sec.gov. Eligible holders of the Company’s options may obtain a written copy of the tender offer documents free of charge, when available, by emailing xdl-optexch-questions, or by contacting Stock Administration, NetApp, Inc., 495 East Java Dr., Sunnyvale, CA 94089.